LSV Asset Management

Financial Statements

As of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011

LSV Asset Management

Index

December 31, 2011

Page(s)
Report of Independent Registered Public Accounting Firm	1

Report of Independent Auditors	2

Financial Statements

Balance Sheets	3

Statements of Operations	4

Statements of Changes in Partners’ Capital	5

Statements of Cash Flows	6

Notes to Financial Statements	7–11

Report of Independent Registered Public Accounting Firm

To the Management Committee and Partners of

LSV Asset Management:

In our opinion, the accompanying balance sheets and the related statements of operations, changes in partners’ capital and cash flows present fairly, in all material respects, the financial position of LSV Asset Management (“the Partnership”) at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

February 27, 2012

Report of Independent Auditors

To the Management Committee and Partners of

LSV Asset Management:

In our opinion, the accompanying statements of operations, changes in partners’ capital and cash flows present fairly, in all material respects, the results of operations of LSV Asset Management (“the Partnership”) and its cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 26, 2010

LSV Asset Management

Balance Sheets

December 31, 2011 and 2010

(in thousands of dollars)

	2011	2010
Assets
Current assets
Cash	$60,728	$64,464
Management fee receivables, net of allowance for doubtful accounts of $804 and $369 (Note 2)	74,951	75,056
Prepaid expenses and other current assets	922	848

Total current assets	136,601	140,368

Fixed assets, net of accumulated depreciation of $2,164 and $2,658 (Note 2)	3,880	4,159

Total assets	$140,481	$144,527

Liabilities and Partners’ Capital
Accrued compensation	$10,937	$7,984
Accrued other	1,555	1,659

Total accrued liabilities	12,492	9,643
Due to SEI Funds, Inc. (Note 5)	1,441	1,556

Total current liabilities	13,933	11,199

Commitments and contingencies (Note 3)	—	—
Partners’ capital	126,548	133,328

Total liabilities and partners’ capital	$140,481	$144,527

The accompanying notes are an integral part of these financial statements.

LSV Asset Management

Statements of Operations

Years Ended December 31, 2011, 2010 and 2009

(in thousands of dollars)

	2011	2010	2009
Revenue
Management fees	$296,361	$273,337	$211,961
Interest income	36	44	34

Total revenue	296,397	273,381	211,995
Expenses
Compensation, benefits & other personnel	24,626	22,295	20,242
Stock based compensation	1,954	1,275	542
Consulting & professional fees	2,705	2,606	2,638
Data processing and computer related	5,039	4,272	3,592
Facilities, supplies and other costs	3,608	2,195	3,265
Depreciation	946	757	394

Total expenses	38,878	33,400	30,673

Net income	$257,519	$239,981	$181,322

The accompanying notes are an integral part of these financial statements.

LSV Asset Management

Statements of Changes in Partners’ Capital

Years Ended December 31, 2011, 2010 and 2009

(in thousands of dollars)

Partnership Capital
Balance, December 31, 2008	$111,420
Net income	181,322
Partnership distributions	(175,113)

Balance, December 31, 2009	117,629
Net income	239,981
Partnership distributions	(224,282)

Balance, December 31, 2010	133,328
Net income	257,519
Partnership distributions	(264,299)

Balance, December 31, 2011	$126,548

The accompanying notes are an integral part of these financial statements.

LSV Asset Management

Statements of Cash Flows

Years Ended December 31, 2011, 2010 and 2009

(in thousands of dollars)

	2011	2010	2009
Cash flows from operating activities
Net income	$257,519	$239,981	$181,322
Adjustments to reconcile net income to cash provided by operating activities
Depreciation	946	757	393
Provision for losses on receivables	435	(779)	(20)
Change in assets and liabilities
Decrease (increase)
Management fee receivables	(330)	(8,276)	(9,057)
Prepaid expenses and other current assets	(74)	168	(273)
Increase (decrease)
Accrued compensation	2,953	2,173	695
Accrued other	(104)	719	(38)
Due to SEI Funds, Inc.	(115)	15	(7)

Net cash provided by operating activities	261,230	234,758	173,015

Cash flows from investing activities
Purchases of fixed assets	(667)	(3,115)	(1,356)
Sale of marketable securities	—	42	—

Net cash used in investing activities	(667)	(3,073)	(1,356)

Cash flows from financing activities
Partnership distributions	(264,299)	(224,282)	(175,113)

Net cash used in financing activities	(264,299)	(224,282)	(175,113)

Net increase (decrease) in cash	(3,736)	7,403	(3,454)
Cash
Beginning of year	64,464	57,061	60,515

End of year	$60,728	$64,464	$57,061

The accompanying notes are an integral part of these financial statements.

LSV Asset Management

Notes to Financial Statements

December 31, 2011, 2010, and 2009

(in thousands of dollars)

1.	Background

LSV Asset Management (“LSV” or the “Partnership”), a Delaware general partnership, is a registered investment advisor that provides management services to institutions, including pension plans and investment companies. LSV uses the Quantitative Value Analysis Method and Software to market its investment advisory services. SEI Funds, Inc. (a wholly-owned subsidiary of SEI Investments Company (“SEI”)) owns approximately 41 percent of the Partnership and the remaining portion, approximately 59 percent is owned by LSV employees. The general Partnership Agreement has been amended from time to time to include new partners when they are admitted. The partnership interest of each existing partner is diluted on a pro rata basis when a new partner is admitted.

The business and affairs of LSV are managed under the direction of the management committee. The management committee consists of certain partners of the Partnership. The voting interest by each partner on the management committee differs from their partnership ownership percentage.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

LSV considers investment instruments purchased with an original maturity of three months or less to be cash and cash equivalents.

Allowance for Doubtful Accounts

LSV provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. LSV’s estimate is based on historical collection experience and a review of the current status of accounts receivable.

Revenue Recognition and Related Receivables

Management fee receivables on the accompanying Balance Sheets represent receivables earned and billed, as well as earned but unbilled. Unbilled receivables result from timing differences between services provided and contractual billing schedules. Management fee receivables on the accompanying Balance Sheets consist of the following:

	2011	2010
Management fee receivables	$12,445	$6,935
Unbilled management fee receivables	63,310	68,490

	75,755	75,425
Less: Allowance for doubtful accounts	(804)	(369)

Total management fee receivables	$74,951	$75,056

Revenues from management fees are recognized in the period in which services are performed and are calculated based upon a contractual percentage of net assets under management.

Allocations of Net Income or Net Loss

In accordance with the Partnership Agreement, all partnership net profits or losses are allocated among the partners in accordance with their respective ownership interests. Such allocations are

LSV Asset Management

Notes to Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

included in the “Partnership Capital” balance on the accompanying Statements of Changes in Partners’ Capital.

Partnership Distributions

In accordance with the Partnership Agreement, Partners’ distributions are based upon the net quarterly cash flows of the partnership and are generally paid in the following quarter. Such distributions represent reductions of partners’ capital and are included in the Statements of Changes in Partners’ Capital. Included in Partnership distributions are state taxes paid on certain partners’ behalf and which represent a reduction in Partners’ Capital.

Guarantees and Indemnifications

In the ordinary course of business, the Partnership from time to time enters into contracts containing indemnification obligations of the Partnership. These obligations may require the Partnership to make payments to another party upon the occurrence of certain events including the failure by the Partnership to meet its performance obligations under the contract. These contractual indemnification provisions are often standard contractual terms of the nature customarily found in the type of contracts entered into by the Partnership. In many cases, there are no stated or notional amounts included in the indemnification provisions. There are no amounts reflected on the accompanying Balance Sheets related to these indemnifications.

In January 2006, certain LSV partners sold a portion of their partnership interests in LSV to LSV Employee Group LLC (“the 2006 purchase”), and in April 2011 an LSV partner sold their partnership interests in LSV to LSV Employee Group II, LLC (“the 2011 purchase”). LSV Employee Group LLC and LSV Employee Group II, LLC (the “Borrowers”), are owned by certain current employees of LSV. In order to finance a portion of the purchase price for such interests, the Borrowers obtained financing from Bank of America N.A. (the “Agent”) and certain other lenders in the form of term loans pursuant to the terms of Credit Agreements. The principal amount of the term loans were $82,800 for the 2006 purchase and $3,655 for the 2011 purchase. The Borrowers have pledged their interests as collateral to secure the term loans. SEI has entered into Guarantee and Collateral Agreements with the Borrowers and the Agent (“the SEI Guarantee Agreements”). According to the terms and conditions of the SEI Guarantee Agreements, SEI agreed to provide unsecured guarantees to the lenders of all obligations of the Borrowers under the Credit Agreements. LSV has also entered into Guarantee and Collateral Agreements with the Borrowers and the Agent (“the LSV Guarantee Agreements”). According to the terms and conditions of the LSV Guarantee Agreements, LSV has agreed to pay 51 percent of the distributable net cash flow if payment has not been received in full from SEI Funds, Inc. within 30 days after delivery of its demand for payment.

In January 2011 LSV Employee Group and Bank of America agreed to amend the Credit Agreement and extend the maturity date of the loan from January 2011 to July 2012. There were no changes to the interest rate, payment terms or covenants under the amended agreement.

All payments under the term loans through December 31, 2011 were made by the Borrowers. LSV Employee Group made the final principal payment in October 2011 for the term loan in connection with the 2006 purchase and has no further obligation regarding the related Credit Agreement. As of December 31, 2011, the remaining unpaid principal balance of the term loan related to the 2011 purchase was $3,197.

LSV Asset Management

Notes to Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

Fixed Assets

Fixed assets consist of the following at December 31:

	2011	2010	Estimated Useful Lives
Equipment	$1,732	$1,180	3 to 5
Leasehold improvements	3,102	4,530	Lease Term
Furniture and fixtures	1,210	1,107	5

	6,044	6,817
Less: Accumulated depreciation	(2,164)	(2,658)

	$3,880	$4,159

Fixed assets are recorded at historical cost. Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Management’s Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially expose the Partnership to concentrations of credit risk consist primarily of cash and management fee revenue and receivables. Cash deposits can be maintained with institutions in excess of federally insured limits.

Concentrations of credit risk with respect to our receivables are limited due to the large number of clients and their dispersion across geographic areas. No single group or customer represents greater than 10 percent of total revenue and accounts receivable.

Fair Value of Financial Instruments

The Partnership’s financial instruments consist primarily of cash and cash equivalents. The book value of cash and cash equivalents, trade receivables and trade payables is considered to be representative of their fair value because of their short maturities. The recorded value of these financial instruments approximates their fair value at December 31, 2011 and 2010.

The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

LSV Asset Management

Notes to Financial Statements

December 31, 2011, 2010, and 2009

(in thousands of dollars)

3.	Commitments and Contingencies

The Partnership has entered into various operating leases for facilities. Some of these leases contain escalation clauses. The aggregate noncancellable minimum commitments at December 31, 2011 are as follows:

2012	$932
2013	949
2014	966
2015	983
2016 and thereafter	5,215

$9,045

Rent expense which is included in Facilities, supplies and other costs on the accompanying Statements of Operations was $1,137, $1,057 and $783 in 2011, 2010, and 2009, respectively.

4.	Income Taxes

No federal or state income taxes are provided for by LSV as each partner is liable for income taxes on their respective share of LSV’s taxable income, if any.

LSV’s tax return is subject to examination by federal and state taxing authorities. If such examinations result in changes to LSV’s taxable income, the tax liability of each partner would change accordingly.

The Partnership did not have any unrecognized tax benefit as of December 31, 2011, 2010 and 2009.

5.	Related Party Transactions

Under LSV’s Partnership Agreement, SEI Funds, Inc. is responsible for performing various services to support LSV’s advisory business. In connection with such services, SEI Funds, Inc. allocates certain of its costs including employee benefits and other general and administrative expenses to LSV. The amount payable to SEI Funds, Inc. is included in the Due to SEI Funds, Inc. balance on the accompanying Balance Sheets. The balance due to SEI Funds, Inc. is paid on a monthly basis, is non-interest bearing, and includes compensation, benefit and other general and administrative expenses.

LSV has entered into a Guaranty and Collateral Agreement with LSV Employee Group II and Bank of America. See Note 2 for Guarantees and Indemnifications.

LSV is party to a number of portfolio investment advisory agreements with SEI Investments Management Corporation, SEI Global Asset Management Ltd., and SEI Investments Canada Company (all wholly-owned subsidiaries of SEI). Under these agreements, LSV receives an annual fee based on the assets under LSV’s management in various SEI-sponsored funds. Total fees earned under these agreements were $5,102, $4,387 and $3,388 in 2011, 2010 and 2009, respectively. The Management fee receivables balance on the accompanying Balance Sheets included $418 and $381 of such fees at December 31, 2011 and 2010, respectively.

LSV Asset Management

Notes to Financial Statements

December 31, 2011, 2010, and 2009

(in thousands of dollars)

Following completion of eligibility requirements, LSV employees are able to participate in the Capital Accumulation Plan (“CAP”), a SEI-sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. Participants are vested in employer contributions at the time the contributions are made. All SEI contributions are discretionary and are made from available profits. The employer contribution expense is included in Compensation, benefits & other personnel on the accompanying Statements of Operations. Costs incurred by the Partnership related to the CAP were immaterial in 2011, 2010, and 2009.

Following completion of eligibility requirements, LSV employees are able to participate in a SEI employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85 percent of the fair value at the end of the stock purchase period, as defined. Costs incurred by the Partnership related to the employee stock purchase plan were immaterial in 2011, 2010, and 2009.

6.	Accrued stock based compensation

In March 2009, certain partners (the Contributing Partners) of LSV authorized for designation a portion of their partnership interest for the purpose of providing an interest in LSV. This interest was authorized and to be awarded to a select group of key employees. The partnership granted portions of the authorized partnership interest to key employees in March 2009, July 2010, and April 2011. At the time partnership interest is granted, rights to receive distributions equal to the full granted percentage transfers to the recipient of the grant. Partnership equity equal to the amount of interest granted is earned over a predetermined vesting period. All profits, losses, distributions and other rights and obligations relating to authorized but undesignated partnership interest remains with the Contributing Partners until such interest is granted. The granted partnership interest is treated as a liability and is calculated on projected net income. The granted partnership interest redemption liability amounted to $3,771, $1,817, and $542 at December 31, 2011, 2010 and 2009 respectively. Each issuance must be authorized by unanimous vote of all Contributing Partners. The issuance of an interest in LSV to a key employee provides them an interest in the future profits of LSV. It does not provide them any rights in the management of the partnership or the ability to direct the operations or affairs of LSV.

7.	Subsequent Events

The Company performed an evaluation of subsequent events through February 27, 2012, which is the date the financial statements were made available to be issued.